Exhibit 99.1

Oculis Reports Q4 and Full Year 2024 Financial Results and Provides Company Update

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Successful 2024 marked by significant clinical advancements across Oculis’ late-stage and highly differentiated clinical pipeline targeting retina (OCS-01 in diabetic macular edema), neuro-ophthalmic (Privosegtor, OCS-05, in acute optic neuritis) and precision medicine (Licaminlimab, OCS-02, in dry eye disease) treatments
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Recent positive topline results in the ACUITY Phase 2 trial showed Privosegtor (OCS-05)’s neuroprotective benefits in anatomical preservation of the retina and visual function improvements in acute optic neuritis
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Oversubscribed $100 million equity financing completed to support the advancement of Oculis’ late-stage clinical portfolio
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Upcoming R&D Day planned on April 15, 2025, to showcase pipeline potential and company strategy
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Cash, cash equivalents and short-term investments of $109 million as of December 31, 2024, together with approximately $93 million net proceeds of recent financing provides cash runway into early 2028

ZUG, Switzerland, March 11, 2025 -- Oculis Holding AG (Nasdaq: OCS / XICE: OCS) (“Oculis” or the “Company"), a global biopharmaceutical company focused on innovations addressing ophthalmic and neuro-ophthalmic diseases with significant unmet medical needs, today announced results for the quarter and full year ended December 31, 2024, and provided an overview of the Company’s progress.

Riad Sherif M.D., Chief Executive Officer of Oculis: “We had a momentous year in 2024, and a strong start to 2025. We delivered two positive Phase 2 topline readouts from the ACUITY Privosegtor (OCS-05) trial in acute optic neuritis showing neuroprotective effects and the RELIEF trial of Licaminlimab (OCS-02) in dry eye disease (DED) with a precision medicine approach. In addition, we are on track to complete enrollment in the coming months for both Phase 3 DIAMOND trials of OCS-01 in diabetic macular edema (DME). The recent $100 million equity financing is another significant milestone for Oculis to propel its pipeline. As we continue to execute on our vision to be a leader in ophthalmic and neuro-ophthalmic fields and to bring innovative sight-saving treatments to market, 2025 will be a year in which we remain focused on execution to advance our late-stage clinical portfolio. We look forward to sharing updates on our portfolio strategy at our upcoming R&D Day.”

Q4 2024 and Recent Highlights

Clinical Highlights and Upcoming Milestones:

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OCS-01:
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On-track to complete enrollment in Phase 3 DIAMOND program in DME with top-line data readout expected in first half of 2026.
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NDA submission readiness for post-ocular surgery also on track in Q1 2025.

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Privosegtor (OCS-05):
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Positive topline results from the Phase 2 ACUITY trial in patients with acute optic neuritis where Privosegtor (OCS-05) achieved primary endpoint of safety and three secondary efficacy endpoints demonstrating improvement for Privosegtor (OCS-05)

Exhibit 99.1

compared to placebo in objective structural measures of retinal thickness and functional vision improvement.
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FDA interactions are planned for the second half of 2025 to discuss the ACUITY trial results and align on the next steps, including a registrational development program for acute optic neuritis.

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Licaminlimab (OCS-02):
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Positive readout from the Phase 2b RELIEF trial in signs of DED and FDA interaction conducted in Q1 2025 confirmed development path forward with a precision medicine approach.

Further business and pipeline development updates to be provided during the R&D Day on April 15, 2025 in New York City.

Q4 and Full Year 2024 Financial Highlights

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Cash position: As of December 31, 2024, the Company had total cash, cash equivalents and short-term investments of CHF 98.7 million or $109.0 million, compared to CHF 91.7 million or $108.9 million as of December 31, 2023. The increase in cash position from December 31, 2023 reflects the proceeds from the registered direct offering in the second quarter of 2024. Based on its cash, cash equivalents and short-term investments at December 31, 2024 and approximately $93 million in net proceeds received from the recent financing, and its development plans, the Company’s cash balances are expected to fund operations into early 2028.
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Research and development expenses were CHF 11.8 million or $13.4 million for the three-months ended December 31, 2024, compared to CHF 8.0 million or $9.0 million in the same period in 2023. Research and development expenses for the year ended December 31, 2024 were CHF 52.1 million or $59.1 million, compared to CHF 29.2 million or $32.6 million in the previous year. The increase was primarily due to clinical development expenses for the active clinical trials for OCS-01 in DME, Privosegtor (OCS-05) in acute optic neuritis and Licaminlimab (OCS-02) in DED.
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General and administrative expenses were CHF 5.5 million or $6.3 million for the three-months ended December 31, 2024, compared to CHF 4.3 million or $4.9 million in the same period in 2023. General and administrative expenses for the year ended December 31, 2024 were CHF 21.8 million or $24.8 million, compared to CHF 17.5 million or $19.5 million in the previous year. The increase was primarily due to share-based compensation expenses.
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Q4 net loss was CHF 28.7 million or $32.6 million for the fourth quarter ended December 31, 2024, compared to CHF 12.5 million or $14.1 million for the same period in 2023. The increase was primarily driven by changes in the fair value (non-cash) of outstanding warrants, increased clinical development costs and increased share-based compensation expenses.
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FY2024 net loss was CHF 85.8 million or $97.4 million for the year ended December 31, 2024, compared to CHF 88.8 million or $98.8 million for the same period in 2023. The decrease was primarily due to a non-recurring and non-cash merger and listing expense recorded in 2023 of CHF 34.9 million or $38.2 million, partially offset by changes in the fair value of outstanding warrants, increases in clinical development costs and expenses incurred to operate as a dual-listed public company.

Exhibit 99.1

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FY2024 non-IFRS net loss was CHF 85.8 million or $97.4 million, or CHF 2.12 or $2.41 per share, for the year ended December 31, 2024, compared to CHF 49.0 million or $54.5 million, or CHF 1.64 or $1.83 per share, for the same period in 2023. The increase in non-IFRS net loss was primarily driven by changes in the fair value of outstanding warrants and the advancement of clinical development programs during the year, including the Phase 3 DIAMOND-1 and DIAMOND-2 trials for DME, Phase 2 ACUITY trial for acute optic neuritis, and Phase 2 RELIEF trial for DED.

Non-IFRS Financial Information

This press release contains financial measures that do not comply with International Financial Reporting Standards (IFRS) including non-IFRS loss, and non-IFRS loss attributable to equity holders per common share. These non-IFRS financial measures exclude the impact of items that the Company’s management believes affect comparability or underlying business trends. These measures supplement the Company’s financial results prepared in accordance with IFRS. The Company’s management uses these measures to better analyze its financial results and better estimate its financial outlook. In management’s opinion, these non-IFRS measures are useful to investors and other users of the Company's financial statements by providing greater transparency into the ongoing operating performance of the Company and its future outlook. Such measures should not be deemed to be an alternative to IFRS requirements.

The non-IFRS measures for the reported periods reflect adjustments made to exclude:

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Merger and listing expense, which was a one-time and non-cash expense of CHF 34.9 million or $38.2 million in the year-to-date 2023 total operating expenses.

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During the third quarter of 2023, the Company gave effect to the dissolution of its Merger Sub 2 entity pursuant to the Business Combination Agreement with EBAC. As a result, the cumulative translation adjustments related to Merger Sub 2 previously reported in equity and recognized in other comprehensive loss, were reclassified from equity to the Condensed Consolidated Interim Statement of Loss for the year ended December 31, 2023. The resulting non-cash foreign exchange impact of such reclassification amounted to CHF 5.0 million or $5.7 million for the year ended December 31, 2023.

Exhibit 99.1

Consolidated Statements of Financial Position

(Amounts in CHF thousands)	As of December 31,	As of December 31,
	2024	2023
ASSETS

Non-current assets
Property and equipment, net	385	288
Intangible assets	13,292	12,206
Right-of-use assets	1,303	755
Other non-current assets	476	89
Total non-current assets	15,456	13,338

Current assets
Other current assets	5,605	8,488
Accrued income	629	876
Short-term financial assets	70,955	53,324
Cash and cash equivalents	27,708	38,327
Total current assets	104,897	101,015

TOTAL ASSETS	120,353	114,353

EQUITY AND LIABILITIES

Shareholders' equity
Share capital	446	366
Share premium	344,946	288,162
Reserve for share-based payment	16,062	6,379
Actuarial loss on post-employment benefit obligations	(2,233)	(1,072)
Treasury shares	(10)	-
Cumulative translation adjustments	(271)	(327)
Accumulated losses	(285,557)	(199,780)
Total equity	73,383	93,728

Non-current liabilities
Long-term lease liabilities	865	431
Long-term payables	-	378
Defined benefit pension liabilities	1,870	728
Total non-current liabilities	2,735	1,537

Current liabilities
Trade payables	5,871	7,596
Accrued expenses and other payables	18,198	5,948
Short-term lease liabilities	315	174
Warrant liabilities	19,851	5,370
Total current liabilities	44,235	19,088

Total liabilities	46,970	20,625

TOTAL EQUITY AND LIABILITIES	120,353	114,353

Exhibit 99.1

Consolidated Statements of Loss

(Amounts in CHF thousands, except per share data)	For the three months ended December 31,		For the years ended December 31,
	2024	2023	2024	2023
Grant income	3	185	686	883
Operating income	3	185	686	883
Research and development expenses	(11,763)	(8,029)	(52,083)	(29,247)
General and administrative expenses	(5,500)	(4,340)	(21,807)	(17,487)
Merger and listing expense	-	-	-	(34,863)
Operating expenses	(17,263)	(12,369)	(73,890)	(81,597)

Operating loss	(17,260)	(12,184)	(73,204)	(80,714)

Finance income	371	656	2,168	1,429
Finance expense	(247)	(12)	(639)	(1,315)
Fair value adjustment on warrant liabilities	(13,387)	1,207	(15,531)	(3,431)
Foreign currency exchange loss, net	1,630	(2,179)	1,269	(4,664)
Finance result, net	(11,633)	(328)	(12,733)	(7,981)

Loss before tax for the period	(28,893)	(12,512)	(85,937)	(88,695)

Income tax expense	238	13	160	(107)

Loss for the period	(28,655)	(12,499)	(85,777)	(88,802)

Loss per share:
Basic and diluted loss attributable to equity holders	(0.67)	(0.34)	(2.12)	(2.97)

Reconciliation of Non-IFRS Measures (Unaudited)

(Amounts in CHF thousands, except per share data)
	For the years ended December 31,
	2024	2023
IFRS loss for the period	(85,777)	(88,802)
Non-IFRS adjustments:
Merger and listing expense (i)	-	34,863
Merger Sub 2 reclassification from equity to foreign exchange loss (ii)	-	4,978
Non-IFRS loss for the period	(85,777)	(48,961)

IFRS basic and diluted loss attributable to equity holders	(2.12)	(2.97)
Non-IFRS basic and diluted loss attributable to equity holders	(2.12)	(1.64)

IFRS weighted-average number of shares used to compute loss per share basic and diluted	40,406,551	29,899,651

(i) Merger and listing expense is the difference between the fair value of the shares transferred and the fair value of the EBAC net assets per the Business Combination Agreement. This merger and listing expense is non-recurring in nature and represented a share-based payment made in exchange for a listing service and does not lead to any cash outflows.

(ii) The reclassification of cumulative translation adjustments from equity to foreign exchange loss results from the impact of the dissolution of Merger Sub 2. This exchange loss is non-recurring in nature and does not lead to any cash outflows.

-ENDS-

Exhibit 99.1

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS / XICE: OCS) purposefully driven to save sight and improve eye care. Oculis’ highly differentiated pipeline of multiple innovative product candidates in clinical development includes: OCS-01, a topical eye drop candidate for diabetic macular edema (DME); Privosegtor (OCS-05), a neuroprotective candidate for acute optic neuritis with potentially broad clinical applications in other neuro-ophthalmic diseases; and Licaminlimab (OCS-02), a topical biologic anti-TNFα eye drop candidate for dry eye disease (DED). Headquartered in Switzerland with operations in the U.S. and Iceland, Oculis is led by an experienced management team with a successful track record and is supported by leading international healthcare investors.

For more information, please visit: www.oculis.com

Oculis Contacts

Ms. Sylvia Cheung, CFO

sylvia.cheung@oculis.com

Investor & Media Relations

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements and information. For example, statements regarding the potential benefits of the Company’s product candidates, the timing, progress and results of current and future clinical trials, including the Company’s Phase 3 DIAMOND program in DME, Oculis’ research and development programs, regulatory and business strategy, future development plans; the timing or likelihood of regulatory filings and approvals; and the Company’s expected cash runway are forward-looking. All forward-looking statements are based on estimates and assumptions that, while considered reasonable by Oculis and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Oculis’ control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Oculis, including those set forth in the Risk Factors section of Oculis’ annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these documents are available on the SEC’s website, www.sec.gov. Oculis undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.